Exhibit 99.1

Vermilion Energy Inc. Announces Results for the Three and Nine Months Ended September 30, 2022

CALGARY, AB, Nov. 9, 2022 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) is pleased to report operating and condensed financial results for the three and nine months ended September 30, 2022.

The unaudited interim financial statements and management discussion and analysis for the three and nine months ended September 30, 2022 will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Highlights

  Q3 2022 fund flows from operations ("FFO")(1) was $508 million ($3.10/basic share)(2), an increase of 12% from the prior quarter, driven by higher European natural gas prices.
  Free cash flow ("FCF")(3) was $324 million ($1.98/basic share)(4), a decrease of 5%, due to higher capital expenditures primarily related to the offshore drilling campaign in Australia. Cash flow from operating activities was $448 million in Q3 2022, including the impact from asset retirement obligations settled and changes in non-cash operating working capital.
  Pro forma Q3 2022 FFO and FCF incorporating the incremental 36.5% ownership in Corrib was $611 million ($3.73/basic share) and $426 million ($2.60/basic share), respectively. As a reminder, all FCF from the Corrib acquisition accrues to Vermilion as at January 1, 2022 and will be netted off the final purchase price at the time of closing, which we now expect to occur in Q1 2023 due to administrative delays.
  Net earnings were $271 million ($1.65/basic share) for the quarter ended September 30, 2022.
  Long-term debt and net debt(5) were $1.4 billion at September 30, 2022, resulting in a net debt to trailing FFO ratio(6) of 0.8 times, which is at the lowest level in over ten years.
  Cash flow used in investing activities totaled $168 million in the third quarter of 2022, including exploration and development ("E&D") capital expenditures(7) of $184 million.
  In early July 2022, we announced the approval of a normal course issuer bid ("NCIB") for the purchase of up to 16 million common shares, representing approximately 10% of Vermilion's public float as at June 22, 2022. To date, we have repurchased 2.3 million common shares for $72 million.
  In conjunction with our Q3 2022 release, we announced a quarterly cash dividend of $0.08 CDN per share, payable on January 16, 2023 to shareholders of record on December 30, 2022. Including dividends and share buybacks, we returned $85 million to shareholders in Q3 2022, representing 26% of Q3 2022 FCF.
  Production in Q3 2022 averaged 84,237 boe/d(8) a decrease of 1% from the previous quarter, primarily due to fire-related downtime in France and third-party downtime in Canada.
  Production from our International operations averaged 27,095 boe/d(8) in Q3 2022, an increase of 1% from the prior quarter, primarily due to higher production in Australia and Germany, which more than offset fire-related downtime in France and natural decline in the other jurisdictions.
  In Australia, we successfully drilled the B17 and B18 wells into oil-bearing formations in the Wandoo field. The wells have produced over 300,000 barrels cumulative to date and generated approximately $30 million of operating cash flow, recovering 40% of the invested capital in the first two months on production.
  Production from our North American operations averaged 57,142 boe/d(8) in Q3 2022, a decrease of 2% from the prior quarter, primarily due to third-party downtime in Canada and delayed start-up of our Turner wells in the United States.
  During the quarter, we completed the 6-well Montney pad that was drilled in Q2 2022 and are in the process of finishing construction of the initial build-out of the facility and bringing these wells on production.
  Late in the third quarter, the European Union ("EU") announced the approval of a temporary windfall tax measure aimed at EU companies with activities in the hydrocarbon sector. Based on preliminary information currently available, we estimate Vermilion's exposure to the EU windfall tax could be in the range of $250 to $350 million for 2022.
($M except as indicated)	Q3 2022	Q2 2022	Q3 2021	YTD 2022	YTD 2021
Financial
Petroleum and natural gas sales	964,678	858,844	538,530	2,633,701	1,313,846
Cash flows from operating activities	447,608	530,364	211,548	1,319,025	584,101
Fund flows from operations (1)	507,876	452,901	262,696	1,350,645	597,689
Fund flows from operations ($/basic share) (2)	3.10	2.75	1.62	8.25	3.72
Fund flows from operations ($/diluted share) (2)	3.01	2.68	1.59	8.01	3.65
Net earnings (loss)	271,079	362,621	(147,130)	917,654	804,108
Net (loss) earnings ($/basic share)	1.65	2.20	(0.91)	5.61	5.00
Cash flows used in investing activities	168,275	612,634	162,930	891,239	334,827
Capital expenditures (7)	184,015	113,153	66,450	382,512	228,989
Acquisitions	6,220	522,223	94,420	535,155	107,332
Asset retirement obligations settled	10,386	4,300	5,142	21,006	15,486
Cash dividends ($/share)	0.08	0.06	—	0.20	—
Dividends declared	13,031	9,913	—	32,711	—
% of fund flows from operations (9)	3%	2%	— %	2%	— %
Payout (10)	207,432	127,366	71,592	436,229	244,475
% of fund flows from operations (10)	41%	28%	27%	32%	41%
Free cash flow (3)	323,861	339,748	196,246	968,133	368,700
Long-term debt	1,409,507	1,527,217	1,760,342	1,409,507	1,760,342
Net debt (5)	1,412,052	1,588,668	1,778,052	1,412,052	1,778,052
Net debt to four quarter trailing fund flows from operations (6)	0.8	1.1	2.4	0.8	2.4
Operational
Production (8)
Crude oil and condensate (bbls/d)	37,315	36,783	38,777	37,064	38,777
NGLs (bbls/d)	7,901	8,113	8,068	8,117	8,279
Natural gas (mmcf/d)	234.12	239.83	226.73	239.51	232.12
Total (boe/d)	84,237	84,868	84,633	85,099	85,742
Average realized prices
Crude oil and condensate ($/bbl)	123.02	138.55	87.05	127.34	79.40
NGLs ($/bbl)	44.64	51.86	35.55	47.82	30.03
Natural gas ($/mcf)	24.68	16.50	9.20	19.50	6.63
Production mix (% of production)
% priced with reference to WTI	38%	39%	39%	38%	38%
% priced with reference to Dated Brent	17%	16%	18%	17%	18%
% priced with reference to AECO	30%	29%	28%	29%	29%
% priced with reference to TTF and NBP	15%	16%	15%	16%	15%
Netbacks ($/boe)
Operating netback (11)	78.42	72.57	36.17	70.20	29.30
Fund flows from operations ($/boe) (12)	67.07	58.82	33.27	58.86	25.75
Operating expenses	16.64	14.89	13.21	15.37	12.93
General and administration expenses	1.90	2.04	1.56	1.93	1.53
Average reference prices
WTI (US $/bbl)	91.56	108.41	70.56	98.09	64.82
Dated Brent (US $/bbl)	100.85	113.78	73.47	105.35	67.73
AECO ($/mcf)	4.16	7.24	3.60	5.38	3.28
TTF ($/mcf)	75.56	38.08	20.65	51.64	13.27
Share information ('000s)
Shares outstanding - basic	162,883	165,222	161,985	162,883	161,985
Shares outstanding - diluted (13)	168,574	170,969	169,012	168,574	169,012
Weighted average shares outstanding - basic	163,947	164,518	161,957	163,619	160,809
Weighted average shares outstanding - diluted (13)	168,494	169,169	164,991	168,658	163,693

(1)	Fund flows from operations (FFO) is a total of segments measure comparable to net earnings that is comprised of sales excluding royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, realized loss on derivatives, realized foreign exchange gain (loss), and realized other income. The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations, and make capital investments. FFO does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(2)	Fund flows from operations per share (basic and diluted) are supplementary financial measures and are not a standardized financial measures under IFRS, and therefore may not be comparable to similar measures disclosed by other issuers. They are calculated using FFO (a total of segments measure) and basic/diluted shares outstanding. The measure is used to assess the contribution per share of each business unit. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(3)	Free cash flow (FCF) is a non-GAAP financial measure comparable to cash flows from operating activities and is comprised of FFO less drilling and development and exploration and evaluation expenditures. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(4)	Free cash flow per basic share is a non-GAAP supplementary financial measure and is not a standardized financial measure under IFRS and may not be comparable to similar measures disclosed by other issuers. It is calculated using FCF and basic shares outstanding.

(5)	Net debt is a capital management measure comparable to long-term debt and is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities). More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(6)	Net debt to trailing FFO is a supplementary financial measure and is not a standardized financial measure under IFRS. It may not be comparable to similar measures disclosed by other issuers and is calculated using net debt (capital management measure) and FFO (total of segment measure). The measure is used to assess the ability to repay debt. Information in this document is included by reference; refer to the "Non-GAAP and Other Specified Financial Measures" section of this document.

(7)	Capital expenditures is a non-GAAP financial measure that is the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(8)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

(9)	Dividends % of FFO is a supplementary financial measure that is not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers, calculated as dividends divided by FFO. The ratio is used by management as a metric to assess the cash distributed to shareholders. Reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(10)	Payout and payout % of FFO are a non-GAAP financial measure and a non-GAAP ratio respectively that are not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers. Payout is comparable to dividends declared and is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, while the ratio is calculated as payout divided by FFO. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(11)	Operating netback is a non-GAAP financial measure comparable to net earnings and is comprised of sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(12)	Fund flows from operations per boe is a supplementary financial measure that is not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers, calculated as FFO by boe production. Fund flows from operations per boe is used by management to assess the profitability of our business units and Vermilion as a whole. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(13)	Diluted shares outstanding represent the sum of shares outstanding at the period end plus outstanding awards under the VIP, based on current estimates of future performance factors and forfeiture rates.

Message to Shareholders

Energy security and inflation have become focal points for many countries and citizens around the world, especially in Europe, where the energy security situation is a result of policy decisions over multiple years and has been exacerbated by the ongoing and unfortunate conflict in Ukraine. During the third quarter, European natural gas prices reached an all-time high in excess of $120/mmbtu (TTF) in late August following various supply disruptions and growing concerns regarding Europe's ability to meet winter energy demand. Prior to 2022, Europe relied on Russia for approximately 40% of its gas supply, but Russian imports have significantly decreased in recent months as key infrastructure was taken off-line. Damage to the Nord Stream 1 gas pipeline in the Baltic Sea in late September removed approximately 6 Bcf/d of capacity, in addition to other supply losses throughout the year.

Despite various supply challenges, Europe managed to source enough gas over the summer months to essentially fill storage ahead of the winter heating season, albeit at very high prices and with less global competition due to lower LNG demand from Asia as a result of COVID lockdown policies in China. With storage essentially full, Europe is expected to have enough gas to meet demand this winter, assuming average weather conditions; however, refilling storage next year will be more difficult with Nord Stream 1 offline and Chinese demand potentially returning to pre-COVID levels. Looking further out, we expect Europe to become increasingly dependent on LNG to meet its natural gas needs, which will require direct competition with Asia, where LNG demand is expected to increase substantially over the coming decade. There is very limited new LNG supply coming online over the next few years, and new projects require significant capital underpinned by long-term contracts. Given this global LNG backdrop and the underlying supply and demand fundamentals in Europe, we expect LNG and European natural gas prices to remain elevated for the foreseeable future.

The prospect for higher energy costs and the resulting impact on European households and the economy has become a front and centre concern for all stakeholders in Europe. Over the past several months there have been various policy ideas debated on how to contain energy prices in Europe, ranging from voluntary demand reduction to price caps to windfall taxes. Vermilion has been actively engaged with government officials in the countries where we operate to identify opportunities where we can contribute to domestic gas needs. Vermilion has been operating in Europe for over 25 years and we are a reliable and responsible producer of indigenous natural gas in the region. We believe natural gas is an important energy source that should be produced locally where possible to ensure security of supply. Producing countries that provide predictable and reliable fiscal and regulatory frameworks can benefit from the direct and indirect employment, tax and royalty revenues, lower full-cycle emissions, and added energy security that comes with domestic production. With approximately 3.8 million net acres of undeveloped land in prospective basins across Europe, and the ability to accelerate drilling, we believe there is an opportunity to increase gas production with government support and the appropriate regulatory frameworks in place.

Late in the third quarter, the European Union ("EU") announced several proposals in an attempt to address high energy costs. One of the proposals, which was subsequently approved, is a temporary windfall tax measure aimed at EU companies with activities in the hydrocarbon sector. This windfall tax, which is referred to as a solidarity contribution in the EU regulation, is calculated as a percentage of earnings above a baseline level of 120% of the average of taxable earnings of a subject company between 2018 and 2021. Certain implementation details are the responsibility of EU Member States (countries), including the applicable tax rate (the EU regulation specifies a minimum rate of 33%) and whether this windfall tax will apply retroactively to 2022, prospectively to 2023, or to both 2022 and 2023. We do not believe a windfall tax is an appropriate solution as it will not incentivize new domestic supply nor reduce consumption, and it may ultimately result in higher natural gas prices in Europe. We are working with government officials in the countries where we operate to express our concerns and work collaboratively to achieve an equitable implementation under the relevant circumstances. Based on preliminary information currently available, we estimate Vermilion's exposure to the EU windfall tax could be in the range of $250 to $350 million for 2022. As the windfall tax legislation was not substantively enacted by September 30, 2022 and there is significant uncertainty on associated implementation details, no provisions for this measure are included in our Q3 2022 results.

Despite political headwinds during the quarter, we delivered another quarter with strong financial results. Q3 2022 production of 84,237 boe/d was in line with the prior quarter. Oil prices weakened in the third quarter, however European gas prices nearly doubled in Q3 2022 compared to the prior quarter which contributed to record quarterly FFO of $508 million, a 12% increase over the prior quarter. Capital spending increased to $184 million in the third quarter primarily related to the offshore Australia drilling campaign which was delayed from the previous quarter, resulting in FCF of $324 million. Pro forma Q3 2022 FFO and FCF incorporating the incremental 36.5% ownership in Corrib was $611 million and $426 million, respectively.

The majority of Q3 2022 free cash was allocated to debt reduction, with net debt decreasing by approximately 11% to $1.4 billion, representing a debt to trailing 12-month FFO ratio of 0.8x – the lowest level in over ten years. We have made significant debt reduction progress in 2022, which allowed us to increase the amount of capital returned to shareholders in the third quarter. Vermilion declared a quarterly cash dividend of $0.08 CDN per share in Q3 2022 which was paid on October 17, 2022. This represented a 33% increase over the Q2 2022 dividend and aligns with our dividend policy of providing ratable increases while ensuring the annual dividend amount is sustainable at mid-cycle pricing. In addition, we repurchased 2.3 million shares under our NCIB for $72 million in Q3 2022, representing 14% of the 16 million shares approved for purchase under our current NCIB. Including dividends and share buybacks, we returned $85 million to shareholders in Q3 2022, representing 26% of Q3 2022 FCF.

Outlook

With the potential funding of a windfall tax in Q4 2022 and a weaker Canadian dollar relative to the US dollar, we expect our year-end 2022 debt will exceed our previous target of $1.2 billion, however we anticipate we will remain below our leverage target. Following the EU approval of the windfall tax, we elected to suspend share repurchases under our NCIB for Q4 2022 as we continue to prioritize financial discipline and assess the impact of the windfall tax on our debt targets. We will evaluate the reinstatement of share repurchases under our NCIB once we have more clarity on the amount of windfall tax to be incurred in 2022 and the potential impact on 2023.

Closing of the Corrib acquisition is nearing the final stages, and we now anticipate the acquisition to close in Q1 2023 due to administrative delays. As previously noted, all free cash flow generated by the acquired interest in Corrib from January 1, 2022 until close will accrue to Vermilion and be netted off the final purchase price. Our 2022 capital budget of $550 million and annual production guidance of 86,000 to 88,000 boe/d remain unchanged, however, we expect annual production to be at the lower end of this range as a result of fire-related downtime in France and delayed onstream timing of the Australia and United States wells.

We plan to announce our 2023 budget in early January as we take additional time to assess the impact of the windfall tax, work with regulators in Europe to facilitate additional drilling, and confirm timing of the Corrib acquisition close. We will remain disciplined in 2023 as we continue to focus on debt reduction. At this time, we anticipate a capital budget similar to 2022 investment levels, with potentially a greater proportion allocated to European gas. We have the ability and desire to drill more wells in Europe, and, if ongoing discussions with regulators are productive, we will look to allocate additional capital to the region in 2023.

Q3 2022 Operations Review

North America

Production from our North American operations averaged 57,142 boe/d(1) in Q3 2022, a decrease of 2% from the prior quarter primarily due to third-party downtime in Canada and delayed start-up of our Turner wells in the United States. During the third quarter, we drilled 20 (15.0 net) wells, completed 18 (14.6 net) wells, and brought on production 14 (13.5 net) wells in south-east Saskatchewan. In Alberta, we drilled two (1.1 net) Mannville liquids rich gas wells and completed the six (6.0 net) wells on our first Montney pad at Mica which were drilled in Q2 2022. We successfully completed the Montney wells with over 1,000 fracs placed over six wells with no material downtime. Natural gas powered frac equipment was used during the completions, replacing 1 million litres of diesel and saving approximately $1.4 million. Construction of the initial build-out of the facility is nearing completion and these wells will be brought on production shortly. The performance of this pad will provide information on the reservoir deliverability and assist us with planning for future development as we await resolution on the Blueberry River First Nations permitting for our British Columbia lands.

In the United States, we drilled the remaining one (1.0 net) well of our planned six (5.8 net) well operated Turner program, and completed and brought on production the remaining five (4.8 net) wells of the six (5.8 net) well Turner program during the third quarter. As part of our ongoing efforts to optimize the development of the Turner play, three of the wells were drilled with extended reach (two-mile) laterals and we executed smaller fracs across all the wells, which resulted in approximately $2.7 million of total cost savings. While the initial production from these wells is lower than higher intensity completions, we are monitoring performance to determine the impact on the longer-term decline profile, well recovery, and overall capital efficiency. During the quarter, two (0.4 net) non-operated commitment Parkman wells were completed and brought on production as part of a farmout agreement. The performance of both wells has exceeded our internal type curves, which we will continue to monitor while assessing the potential of this play on our lands.

International

Production from our International operations averaged 27,095 boe/d(1) in Q3 2022, an increase of 1% from the prior quarter. Production increased in Australia and Germany, which more than offset fire-related downtime in France and natural decline in the other jurisdictions. In Australia, we successfully drilled the B17 and B18 wells into oil bearing formations in the Wandoo field, with a total of 6,500 metres of horizontal well length drilled between the two wells. The wells have produced over 300,000 barrels cumulative to date. Our Wandoo crude oil currently sells at an approximate US$14/bbl premium to Brent, resulting in a Q3 2022 Australian operating netback of $96/boe. At current pricing, these two new wells have generated approximately $30 million of operating cash flow, recovering 40% of the invested capital in the first two months on production.

Production increased in Germany due to the successful results from our 1H 2022 drilling program and various workovers completed during the third quarter. In France, we have made progress in restoring production impacted by recent forest fires, including repairing and rebuilding damaged electrical infrastructure and facilities, and pressure testing the gathering system in affected areas. We expect most of the remaining shut-in production to be restored by the end of the year. During the quarter, three wells were drilled in Hungary, but none of the wells encountered commercial hydrocarbons. The capital spend on this program was minimal, while the findings will further enhance our knowledge and understanding of the geology in this region. Elsewhere in Europe, we continued with support work for our Q4 2022 drilling campaign which will include one (0.5 net) well in Netherlands, one (1.0 net) well in Germany, and two (2.0 net) wells in Croatia.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of our cash flows. In aggregate, as of November 9, 2022, we have 26% of our expected net-of-royalty production hedged for the remainder of 2022. With respect to individual commodity products, we have hedged 57% of our European natural gas production, 17% of our oil production, and 37% of our North American natural gas volumes for the remainder of 2022, respectively. Please refer to the Hedging section of our website under Invest With Us for further details using the following link: https://www.vermilionenergy.com/invest-with-us/hedging.cfm.

(Signed "Dion Hatcher")

Dion Hatcher
President
November 9, 2022

(1) Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

Non-GAAP and Other Specified Financial Measures

This earnings release and other materials release by Vermilion includes financial measures that are not standardized, specified, defined, or determined under IFRS and are therefore considered non-GAAP or other specified financial measures and may not be comparable to similar measures presented by other issuers. These financial measures include:

Fund flows from operations (FFO): A total of segments measure most directly comparable to net earnings. FFO is comprised of sales excluding royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, realized loss on derivatives, realized foreign exchange gain (loss), and realized other income. The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.

	Q3 2022		Q3 2021		YTD 2022		YTD 2021
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	964,678	127.39	538,530	68.19	2,633,701	114.76	1,313,846	56.58
Royalties	(82,854)	(10.94)	(49,435)	(6.26)	(237,714)	(10.36)	(127,337)	(5.48)
Transportation	(19,498)	(2.57)	(19,273)	(2.44)	(56,920)	(2.48)	(58,128)	(2.50)
Operating	(125,987)	(16.64)	(104,355)	(13.21)	(352,787)	(15.37)	(300,333)	(12.93)
General and administration	(14,422)	(1.90)	(12,341)	(1.56)	(44,333)	(1.93)	(35,503)	(1.53)
Corporate income tax (expense) recovery	(51,022)	(6.74)	1,414	0.18	(166,195)	(7.24)	2,068	0.09
PRRT	(4,545)	(0.60)	(7,271)	(0.92)	(13,273)	(0.58)	(10,144)	(0.44)
Interest expense	(24,455)	(3.23)	(18,699)	(2.37)	(60,352)	(2.63)	(56,796)	(2.45)
Realized loss on derivatives	(137,953)	(18.22)	(72,579)	(9.19)	(361,954)	(15.77)	(137,786)	(5.93)
Realized foreign exchange (loss) gain	(2,103)	(0.28)	2,921	0.37	(3,650)	(0.16)	(4,218)	(0.18)
Realized other income	6,037	0.80	3,784	0.48	14,122	0.62	12,020	0.52
Fund flows from operations	507,876	67.07	262,696	33.27	1,350,645	58.86	597,689	25.75
Equity based compensation	(6,145)		(7,823)		(39,013)		(34,899)
Unrealized gain (loss) on derivative instruments (1)	43,844		(279,393)		(8,892)		(353,359)
Unrealized foreign exchange loss (1)	(44,929)		(27,877)		(37,059)		(72,085)
Accretion	(14,285)		(11,199)		(41,669)		(32,569)
Depletion and depreciation	(130,205)		(167,808)		(405,208)		(423,472)
Deferred tax (expense) recovery	(84,570)		62,245		(91,974)		(172,509)
Gain on business combinations	—		—		—		17,198
Impairment reversal	—		22,225		192,094		1,278,697
Unrealized other expense	(507)		(196)		(1,270)		(583)
Net earnings (loss)	271,079		(147,130)		917,654		804,108

(1)	Unrealized gain (loss) on derivative instruments, Unrealized foreign exchange loss, and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Free cash flow (FCF): A non-GAAP financial measure most directly comparable to cash flows from operating activities. FCF is comprised of fund flows from operations less drilling and development costs and exploration and evaluation costs. The measure is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures.

($M)	Q3 2022	Q3 2021	2022	2021
Cash flows from operating activities	447,608	211,548	1,319,025	584,101
Changes in non-cash operating working capital	49,882	46,006	10,614	(1,898)
Asset retirement obligations settled	10,386	5,142	21,006	15,486
Fund flows from operations	507,876	262,696	1,350,645	597,689
Drilling and development	(177,878)	(63,173)	(370,207)	(220,388)
Exploration and evaluation	(6,137)	(3,277)	(12,305)	(8,601)
Free cash flow	323,861	196,246	968,133	368,700

2023+ FFO and FCF: A forward-looking total of segments measure and a forward-looking non-GAAP measure; the equivalent historical measures FFO and FCF have been disclosed above.

Capital expenditures: A non-GAAP financial measure that is calculated as the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows and is most directly comparable to cash flows used in investing activities. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital.

($M)	Q3 2022	Q3 2021	2022	2021
Drilling and development	177,878	63,173	370,207	220,388
Exploration and evaluation	6,137	3,277	12,305	8,601
Capital expenditures	184,015	66,450	382,512	228,989

Net debt: A capital management measure in accordance with IAS 1 "Presentation of Financial Statements" that is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working, capital and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations.

Net debt to four quarter trailing fund flows from operations: A supplementary financial measure that is calculated as net debt (capital management measure) over the FFO (total of segments measure) from the preceding four quarters. The measure is used to assess the ability to repay debt.

	As at
($M)	Sep 30, 2022	Dec 31, 2021
Long-term debt	1,409,507	1,651,569
Adjusted working capital	22,212	9,284
Unrealized FX on swapped USD borrowings	(19,667)	(16,067)
Net debt	1,412,052	1,644,786

Ratio of net debt to four quarter trailing fund flows from operations	0.8	1.8

Adjusted working capital: A non-GAAP financial measure defined as current assets less current liabilities, excluding current derivatives and current lease liabilities. The measure is used to calculate net debt, a capital measure disclosed above.

	As at
($M)	Sep 30, 2022	Dec 31, 2021
Current assets	598,541	472,845
Current derivative asset	(46,185)	(19,321)
Current liabilities	(987,070)	(746,813)
Current lease liability	17,774	15,032
Current derivative liability	394,728	268,973
Adjusted working capital	(22,212)	(9,284)

Payout and payout % of FFO: A non-GAAP financial measure and non-GAAP ratio respectively most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled. The measure is used to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. The reconciliation of the measure to primary financial statement measure can be found below. Management uses payout and payout as a percentage of FFO (also referred to as the payout or sustainability ratio).

Dividends % of FFO: A supplementary financial measure that is calculated as dividends declared divided by FFO (total of segments measure). The measure is used by management as a metric to assess the cash distributed to shareholders.

($M)	Q3 2022	Q3 2021	YTD 2022	YTD 2021
Dividends declared	13,031	—	32,711	—
% of fund flows from operations	3%	— %	2%	— %
Drilling and development	177,878	63,173	370,207	220,388
Exploration and evaluation	6,137	3,277	12,305	8,601
Asset retirement obligations settled	10,386	5,142	21,006	15,486
Payout	207,432	71,592	436,229	244,475
% of fund flows from operations	41%	27%	32%	41%

Operating netback: Is a non-GAAP financial measure most comparable to net earnings and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations.

Fund flows from operations per boe: A supplementary financial measure that is calculated as FFO (total of segments measure) by boe production. Fund flows from operations per boe is used by management to assess the profitability of our business units and Vermilion as a whole.

Management's Discussion and Analysis and Consolidated Financial Statements

To view Vermilion's Management's Discussion and Analysis and Interim Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2022 and 2021, please refer to SEDAR (www.sedar.com) or Vermilion's website at https://www.vermilionenergy.com/invest-with-us/reports-filings.cfm.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order.  Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings.  We have been recognized by leading ESG rating agencies for our transparency on and management of key environmental, social and governance issues. In addition, we emphasize strategic community investment in each of our operating areas.

Employees and directors hold approximately 4% of our outstanding shares and are committed to delivering long-term value for all stakeholders. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or financial outlooks under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures and Vermilion's ability to fund such expenditures; Vermilion's additional debt capacity providing it with additional working capital; the flexibility of Vermilion's capital program and operations; business strategies and objectives; operational and financial performance; sustainability (Environment, Social, and Governance or ESG) data and performance; estimated volumes of reserves and resources; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion's 2022 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange rates and significant declines in production or sales volumes due to unforeseen circumstances; the effect of possible changes in critical accounting estimates; statements regarding the growth and size of Vermilion's future project inventory, and the wells expected to be drilled in 2022; exploration and development plans and the timing thereof; Vermilion's ability to reduce its debt; statements regarding Vermilion's hedging program, its plans to add to its hedging positions, and the anticipated impact of Vermilion's hedging program on project economics and free cash flows; the potential financial impact of climate-related risks; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates and Vermilion's expectations regarding future taxes and taxability; and the timing of regulatory proceedings and approvals.

Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty and current evolutions with relation to sustainability/ESG reporting methodologies; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

This document contains metrics commonly used in the oil and gas industry. These oil and gas metrics do not have any standardized meaning or standard methods of calculation and therefore may not be comparable to similar measures presented by other companies where similar terminology is used and should therefore not be used to make comparisons. Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This document may contain references to sustainability/ESG data and performance that reflect metrics and concepts that are commonly used in such frameworks as the Global Reporting Initiative, the Task Force on Climate-related Financial Disclosures, and the Value Reporting Foundation (Sustainability Accounting Standards Board). Vermilion has used best efforts to align with the most commonly accepted methodologies for ESG reporting, including with respect to climate data and information on potential future risks and opportunities, in order to provide a fuller context for our current and future operations. However, these methodologies are not yet standardized, are frequently based on calculation factors that change over time, and continue to evolve rapidly. Readers are particularly cautioned to evaluate the underlying definitions and measures used by other companies, as these may not be comparable to Vermilion's. While Vermilion will continue to monitor and adapt its reporting accordingly, the Company is not under any duty to update or revise the related sustainability/ESG data or statements except as required by applicable securities laws.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

View original content:https://www.prnewswire.com/news-releases/vermilion-energy-inc-announces-results-for-the-three-and-nine-months-ended-september-30-2022-301673565.html

SOURCE Vermilion Energy Inc.

View original content: http://www.newswire.ca/en/releases/archive/November2022/09/c6934.html

%CIK: 0001293135

CO: Vermilion Energy Inc.

CNW 15:29e 09-NOV-22